SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the 4th of November, 2004

Twin Mining Corporation

            (Translation of Registrant’s Name Into English)

1250 – 155 University Ave., Toronto, Ontario, M5H 3B7

             (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form    20-F__✓__

Form 40-F________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______

No___✓_____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

GENERAL  INSTRUCTIONS

A.

Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness: the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described.  The information and documents furnished in this report shall not be deemed to be “filed” for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents Into English.

Reference is made to Rule 12b- 12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including Prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Twin Mining Corporation
(Registrant)

Date November 11, 2004	s. Hermann Derbuch
Chairman, President & CEO

TWIN MINING CORPORATION
Suite 1250, 155 University Avenue
Toronto / Ontario M5H 3B7
Tel: (416) 777-0013 Fax: (416) 777-0014
Web-site:www.twinmining.com E-mail: info@twinmining.com

Press Release

Twin Mining announces Positive Atlanta Gold Project Bankable Feasibility

Toronto, Ontario (November 11, 2004) Twin Mining Corporation (“Twin Mining”) (TWG: TSX) is pleased to announce the results of the feasibility study completed on its Atlanta Gold Project located in Idaho, USA. Based on open-pit mining and conventional heap leaching, the study demonstrates 13,669,000 tons of mineral reserves yielding 525,000 ounces of gold.  Total cash costs are US$188 per ounce of gold (following the reporting standards by the Gold Institute).

Mineral Reserves	tons	Diluted Au Grade oz / ton
Proven	12,025,000	0.0603
Probable	1,664,000	0.0584
Total	13,669,000	0.0601

Behre Dolbear & Company Inc. (USA) ("Behre Dolbear") has completed a 43-101 Technical Report of the positive Full Feasibility Study. The Atlanta Gold mining schedule anticipates a yearly production of more than 110,000 oz of salable gold and more than 280,000 oz of salable silver, on average, for the first full three years. The average yearly gold and silver production for 5.5 production years is 95,500 ounces of gold and 207,000 ounces of silver respectively. The Behre Dolbear study states on the Atlanta Gold upside potential: "There are significant possible additions to the mineral reserves, which are likely to extend the Base Case life" (see www.twinmining.com for the 43-101 report).

Internal rates of return based on selected gold prices are as follows:

%

              U.S.$                 U.S.$

IRR

   Gold Price/oz    Silver Price/oz

       Current gold price, Nov. 9, 2004 (December contract)

39.1

$435

$7.50

41.6

$450

$6.00

53.0

$500

$6.00

30.0

$400

$6.00

24.6

$375

$6.00

18.5

$350

$6.00

Management believes that these results show the Atlanta Gold Project is commercially attractive and financially robust. Based on these positive results Twin Mining, through its 100 % owned subsidiary Atlanta Gold Corporation of America, is now proceeding to bring the Atlanta Gold Project into production by the end of 2005, contingent on the successful completion of the Environmental Impact Study by mid 2005.

The purpose of the feasibility study is to confirm the technical and economic viability of the Atlanta Gold Project. The scope of the feasibility study includes all technical and economic aspects of the project, including the determination of the proven and probable mineral reserves in the Monarch and Idaho open pits (see the 43-101 report for more details). Key parameters developed in the feasibility study can be found in Section 25 of the 43-101 report.

Mr. Derek Rance, P.Eng., Chairman of Behre Dolbear & Company Limited is the independent "Qualified Person" as defined by National Instrument 43-101. Behre Dolbear, founded in 1911, is one of the oldest continuously operating mineral industry-consulting firms in the world. The firm specializes in mineral property valuation, evaluations and due diligence studies, ore reserve estimates and mine planning, ore processing and metallurgy, management consulting, strategic planning, liability management, environmental planning and market analysis. The firm has offices in Denver, Guadalajara, Hong Kong, London, New York, Santiago, Sydney, Toronto and Vancouver.

Behre Dolbear has no ties of any kind to Twin Mining Corporation.

Twin Mining’s assets comprise diamond properties under exploration in Canada’s Eastern Arctic and gold properties under exploration in Quebec and in development in Idaho, U.S.A.

For further information contact:  Hermann Derbuch, P.Eng.,

              Chairman, President & CEO

                                                  Tel.: (416) 777-0013   Fax: (416) 777-0014

                                                   E-mail: info@twinmining.com